UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
 (Amendment No. 1)*
Kadmon Holdings, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
48283N106
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48283N106	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,002,983
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,002,983
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,002,983
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 48283N106	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,002,983
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,002,983
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,002,983
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No 48283N106	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Third Point Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,724,885
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,724,885
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,724,885
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 48283N106	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Third Point Advisors II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,724,885
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,724,885
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,724,885
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON OO

This Amendment No. 1 to Schedule 13G (the “Amendment No. 1”) is being filed with respect to the common stock, $0.001 par value (“Common Stock”), of Kadmon Holdings, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”), to amend the Schedule 13G filed on August 5, 2016 (as amended by this Amendment No. 1, the “Schedule 13G”).  This Amendment No. 1 is being filed to report a change in the principal business office of the Offshore Master Fund and to report changes in the number of shares of Common Stock beneficially owned by the Reporting Persons.  Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13G.
Item 2(b):    Address of Principal Business Office or, if None, Residence:
The address of the principal business office of the Management Company, Mr. Loeb and Advisors II is 390 Park Avenue, New York, New York 10022. The address of the principal business office of the Offshore Master Fund is c/o Third Point LLC, 390 Park Avenue, New York, New York 10022.
Item 4: Ownership:
A. Third Point LLC
(a) Amount beneficially owned: 10,002,983
(b) Percent of class: 12.6%.(1)
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 10,002,983
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 10,002,983

B. Daniel S. Loeb
(a) Amount beneficially owned: 10,002,983
(b) Percent of class: 12.6%.(1)
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 10,002,983
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 10,002,983

C. Third Point Offshore Master Fund, L.P.
(a) Amount beneficially owned: 4,724,885
(b) Percent of class: 6.0%.(1)
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 4,724,885
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 4,724,885

D. Third Point Advisors II L.L.C.
(a) Amount beneficially owned: 4,724,885
(b) Percent of class: 6.0%.(1)
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 4,724,885
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 4,724,885

(1) The percentages used herein and in the rest of this Schedule 13G, including the cover pages hereto, are calculated based upon 79,238,545 shares of Common Stock outstanding, which includes: (a) 78,643,307 shares of Common Stock reported as issued and outstanding on November 6, 2017 in the Issuer’s quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2017, plus (b) 595,238 shares of Common Stock issuable pursuant to securities of the Issuer held by certain of the Funds exercisable within 60 days of December 31, 2017.
Item 10: Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2018

THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

THIRD POINT OFFSHORE MASTER FUND, L.P.

By: Third Point Advisors II L.L.C., its general partner
By: Daniel S. Loeb, Managing Director

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

THIRD POINT ADVISORS II L.L.C.

By: Daniel S. Loeb, Managing Director

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

[Signature Page to Kadmon 13G]

EXHIBIT INDEX

Exhibit 99.1:
Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song and Joshua L. Targoff, dated February 9, 2011, was previously filed with the SEC on February 11, 2011 as an exhibit to Amendment No. 99.2 to Schedule 13G filed by Third Point LLC and Daniel S. Loeb with respect to Citadel Broadcasting Corporation and is incorporated herein by reference.